SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

06005449

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10509 Vista Sorrento Parkway, Suite 300
(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

2566 Overland Avenue, Suite 600, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALICIA VANDERPOOL
Commission # 1395501
Notary Public - California
San Diego County
My Comm. Expires Jan 21, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Independent Auditors Report on Internal Accounting Control

Statement of Cash Flow

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the financial statements of Nexcore Capital, Inc., for the year ended December 31, 2005, and have issued our report thereon dated February 9, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Nexcore Capital, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in mailing the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements of prompt payment for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Nexcore Capital, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Fitelberg & Company

February 9, 2006

NEXCORE CAPITAL, INC.

Financial Statements
for the Years ended
December 31, 2005 and 2004
and
Independent Auditors' Report

Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 9, 2006

NEXCORE CAPITAL, INC.

Financial Statements
for the Years ended
December 31, 2005 and 2004
and
Independent Auditors' Report

Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2005 and 2004 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 9, 2006

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Cash	$ 50,688	$ 68,529
Commissions receivable	125,922	103,633
Marketable securities - market value	13	18
Prepaid expenses	10,625	8,886
Advances to employees	13,340	
Deposits with clearing organization	2,500	2,500
Other receivables	3,931	3,305
Advances to officers	2,221	2,679
Due from affiliates (Note 5)	4,297	4,045
Total Assets	$ 213,537	$ 193,595

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Accounts payable	$ 1,913	$ 655
Commissions payable	30,460	84,062
Due to clearing organization	2,322	6,506
Due to affiliates (Note 5)	397	20,014
Income taxes payable (Note 4)	27,556	4,573
Payroll taxes payable	1,849	2,537
Deferred income taxes payable (Note 4)	3,336	6,920
Total Liabilities	67,833	125,267
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	24,200	24,200
Retained earnings	93,754	16,378
Total Shareholders' Equity (Note 3)	145,704	68,328
Total Liabilities and Shareholders' Equity	$ 213,537	$ 193,595

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Commission income	$ 1,673,041	$ 1,059,373
Trade ticket charges	11,556	9,233
Due diligence	127,895	126,743
Underwriting fees	61,633	52,654
Other income	359,892	198,063
Financial advisory fees	37,923	
Interest income	348	105
Total Revenues	2,272,288	1,446,171
Cost of Revenues:		
Commission expense	1,199,555	823,043
Payroll expense	115,607	
Bonuses	36,000	21,600
Payroll taxes	38,600	19,907
Clearing costs	17,390	17,918
Benefits	2,082	
Total Cost of Revenues	1,409,234	882,468
Gross Margin	863,054	563,703
Operating Expenses:		
Administration & accounting costs (Note 5)	395,350	287,500
Payroll expense	72,000	37,838
Rent (Note 5)	42,235	20,000
Professional fees (Note 5)	37,512	15,323
Management fees (Note 5)	35,725	12,600
Telephone (Note 5)	27,075	22,230
Postage (Note 5)	26,403	17,632
Computer services	24,425	10,726
Registration	16,519	15,659
Promotional (Note 5)	4,502	11,738
Moving expense (Note 5)		25,000

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Continued)

	2005	2004
Office supplies (Note 5)	$ 10,727	$ 7,042
Equipment rental (Note 5)	10,450	2,100
Outside services (Note 5)	9,010	19,300
Office expense (Note 5)	8,008	
Utilities (Note 5)	7,815	2,200
Entertainment (Note 5)	6,300	1,367
Printing (Note 5)	4,955	5,400
Travel (Note 5)	3,318	1,628
Data access fees	2,718	1,319
NASD fees	2,009	1,705
Taxes & licenses	1,672	1,382
Seminars	1,472	1,684
Insurance	1,423	5,015
Dues and subscriptions	740	514
Legal fees	98	1,270
Bank charges	886	215
Miscellaneous	(615)	1,517
Finance charges	369	142
	753,101	530,046
Other (income) expense:		
Unrealized loss on securities	5	4
Total other (income) expense	5	4
Income before provision for income taxes	109,948	33,653
Provision for income taxes (Note 4)	32,572	8,424
Net income	$ 77,376	$ 25,229
Earnings per share of common stock (Note 6)	$ 7.738	$ 2.523

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2004	$ 27,750	$ 24,200	($ 8,851)
Net income			25,229
Balance at December 31, 2004	$ 27,750	$ 24,200	$ 16,378
Net income			77,376
Balance at December 31, 2005	$ 27,750	$ 24,200	$ 93,754

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Increase (Decrease) in Cash

	2005	2004
Cash flows from operating activities:		
Net income	$ 77,376	$ 25,229
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on marketable securities	5	4
(Increase) decrease in:		
Commissions receivable	(22,289)	(83,533)
Other receivables	(626)	(3,305)
Advances to officers	458	(2,679)
Due from affiliates	(252)	(2,713)
Prepaid expenses	(1,739)	648
Prepaid income taxes		3,347
Advances to employees	(13,340)	
Increase (decrease) in:		
Accounts payable	1,258	(4,874)
Commissions payable	(53,602)	75,037
Due to clearing organization	(4,184)	3,520
Due to affiliates	(19,617)	20,014
Payroll taxes payable	(688)	2,493
Deferred income taxes payable	(3,584)	344
Income taxes payable	22,983	4,573
Total adjustments	(95,217)	12,876
Net cash provided by (used in) operating activities	(17,841)	38,105

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Increase (Decrease) in Cash

	2005	2004
Net increase (decrease) in cash	($ 17,841)	$ 38,105
Cash at beginning of period	68,529	30,424
Cash at end of period	$ 50,688	$ 68,529
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$ 8,600	$ 200

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2005 and 2004, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005 and 2004, the Company had net capital of $ 6,676 and $ 29,842, respectively, which was $ 1,676 and $ 21,491 in excess of its required capital of $ 5,000 and $ 8,351 for 2005 and 2004, respectively.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2005 and 2004 consisted of the following:

	2005			2004		
	Federal	State	Total	Federal	State	Total
Current:	$20,658	$ 9,998	$30,656	$ 4,999	$ 3,081	$ 8,080
Deferred taxes	1,916		1,916	344		344
	$22,574	$ 9,998	$32,572	$ 5,343	$ 3,081	$ 8,424

The Company had an income tax payable of $27,556 and $4,573 at December 31, 2005 and 2004, respectively.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2005	2004
Deferred Tax Liabilities:		
Unrealized loss on securities	$ 958	$ 6,458
California franchise taxes	2,378	462
Total Deferred Tax Liabilities	$ 3,336	$ 6,920

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by a related entity, Integra Management, Inc., a California corporation. The Company made payments to Integra Management, Inc. for various expenses as follows:

	2005	2004
Accounting costs	$ 395,350	$ 287,500
Rent	42,150	20,000
Management fees	35,725	12,600
Telephone	27,075	22,200
Express mail & postage	25,920	16,300
Computer expense	24,300	10,700
Moving		25,000
Compliance	19,250	
Office supplies	18,400	6,730
Equipment rental	10,450	2,100
Temp services	8,910	19,300
Utilities	7,815	2,200
Meals & entertainment	6,050	
Advertising	5,400	1,370
Printing	4,955	5,400
Travel	3,050	
Promotional		1,800
Seminars & training	200	
Total	$ 635,000	$ 433,200

Note 5 - Related party transactions (continued)

As of December 31, 2005 and 2004, the Company owed Integra $ 397 and $20,000, respectively, in unpaid reimbursements for expenses.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities were as follows:

	2005	2004
Sterling Energy Resources, Inc.	$ 308,030	$ 159,300
Puronyx, Inc.	81,503	143,410
FiCore Funding, Inc.	31,949	68,000
Total	$ 421,482	$ 370,710

As of December 31, 2005 and 2004, $ 4,297 and $ 4,045, respectively, in commissions, due diligence fees and underwriting fees were owed to the Company from these related entities.

The Company paid to the former President of Metropol, Inc. $9,200 and $ 9,600 in 2005 and 2004, respectively, for services rendered as a financial consultant.

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2005 and 2004 (10,000 shares). There were no dividends paid during 2005 and 2004.

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total shareholders' equity	$ 145,704
Less: Non-allowable assets	
Prepaid expenses	10,625
Due from affiliates	4,297
Advances to officers	2,221
Advances to employees	13,340
Commissions receivable	108,545
Total Adjustments	$ 139,028
Net Capital	$ 6,676
AGGREGATE INDEBTEDNESS:	
Items included in balance sheet	
Accounts payable	$ 1,913
Due to clearing organization	2,322
Payroll taxes payable	1,849
Income taxes payable	27,556
Deferred income taxes payable	3,336
Due to affiliates	397
Commissions payable	30,460
Total Aggregate Indebtedness	$ 67,833
Aggregate indebtedness to net capital	10.16 to 1.00

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005
(Continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 4,522
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	5,000
Net capital in excess of minimum requirement	$ 1,676

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2005)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 23,139
Net audit adjustments	(16,463)
Net capital per above	$ 6,676

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2005

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.